SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 01 March, 2022

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 01 February 2022
Exhibit 1.2	Transaction in Own Shares dated 02 February 2022
Exhibit 1.3	Share Repurchases dated 08 February 2022
Exhibit 1.4	Transaction in Own Shares dated 08 February 2022
Exhibit 1.5	Transaction in Own Shares dated 09 February 2022
Exhibit 1.6	Transaction in Own Shares dated 10 February 2022
Exhibit 1.7	Director/PDMR Shareholding dated 11 February 2022
Exhibit 1.8	Transaction in Own Shares dated 11 February 2022
Exhibit 1.9	Transaction in Own Shares dated 14 February 2022
Exhibit 1.10	Transaction in Own Shares dated 15 February 2022
Exhibit 1.11	Transaction in Own Shares dated 16 February 2022
Exhibit 1.12	Director/PDMR Shareholding dated 17 February 2022
Exhibit 1.13	Director/PDMR Shareholding dated 17 February 2022
Exhibit 1.14	Transaction in Own Shares dated 17 February 2022
Exhibit 1.15	Transaction in Own Shares dated 18 February 2022
Exhibit 1.16	Transaction in Own Shares dated 21 February 2022
Exhibit 1.17	Transaction in Own Shares dated 23 February 2022
Exhibit 1.18	Director Declaration dated 23 February 2022
Exhibit 1.19	Transaction in Own Shares dated 23 February 2022
Exhibit 1.20	Transaction in Own Shares dated 24 February 2022
Exhibit 1.21	Transaction in Own Shares dated 25 February 2022
Exhibit 1.22	Transaction in Own Shares dated 28 February 2022

Exhibit 1.1

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 1 February 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 5,400,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 November 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,400,000	600,000	400,000
Highest price paid per Share (pence):	393.5000	393.1000	393.1000
Lowest price paid per Share (pence):	383.4000	383.4000	383.6500
Volume weighted average price paid per Share (pence):	387.5211	387.3918	387.3979

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	387.5211	4,400,000
Cboe (UK)/BXE	387.3918	600,000
Cboe (UK)/CXE	387.3979	400,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3838A_1-2022-2-1.pdf

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 2 February 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 5,156,437 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 November 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,156,437	600,000	400,000
Highest price paid per Share (pence):	395.0500	394.8500	394.8500
Lowest price paid per Share (pence):	389.2000	389.3500	389.2500
Volume weighted average price paid per Share (pence):	391.2323	391.2586	391.2647

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	391.2323	4,156,437
Cboe (UK)/BXE	391.2586	600,000
Cboe (UK)/CXE	391.2647	400,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5270A_1-2022-2-2.pdf

Exhibit 1.3

 BP p.l.c.

----------------------

Share Repurchases

----------------------
8 February 2022

BP p.l.c. (the "Company") announces that it is to commence a share buyback programme to repurchase ordinary shares in the capital of the Company (the "Programme").

The purpose of the Programme is to reduce the issued share capital of the Company towards distributing 60% of surplus cash flow[1] generated in 2021 after having reached its net debt target of $35 billion as announced by the Company on 27th April 2021, 3rd August 2021, 2nd November 2021 and 8th February 2022.

The maximum amount allocated to the Programme is around $1.5 billion for a period up to and including 29 April 2022.

The Programme will be carried out on the London Stock Exchange and/or Cboe (UK) and will be effected within certain pre-set parameters.

Any purchases of ordinary shares by the Company in relation to this announcement will be conducted in accordance with the Company's general authority to repurchase shares granted by its shareholders at the Company's 2021 Annual General Meeting, the Market Abuse Regulation 596/2014 as it forms part of domestic law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (as amended) and Chapter 12 of the Listing Rules.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

[1] Surplus cash flow is a non-GAAP measure and refers to the net surplus of sources of cash over uses of cash. See pages 31 and 39 of the Company's earlier announcement on 8 February 2022 for further details.

Exhibit 1.4

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 8 February 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 17,500,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 8 February 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	12,500,000	3,000,000	2,000,000
Highest price paid per Share (pence):	417.0000	415.0000	417.0000
Lowest price paid per Share (pence):	399.1500	399.2000	400.0500
Volume weighted average price paid per Share (pence):	409.7499	410.6772	409.9449

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	409.7499	12,500,000
Cboe (UK)/BXE	410.6772	3,000,000
Cboe (UK)/CXE	409.9449	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0817B_1-2022-2-8.pdf

Exhibit 1.5

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 9 February 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 18,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 8 February 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	11,000,000	4,700,000	2,300,000
Highest price paid per Share (pence):	414.9500	414.9500	414.9000
Lowest price paid per Share (pence):	396.8000	396.7000	396.8500
Volume weighted average price paid per Share (pence):	407.6872	408.0550	408.0285

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	407.6872	11,000,000
Cboe (UK) - BXE	408.0550	4,700,000
Cboe (UK) - CXE	408.0285	2,300,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2173B_1-2022-2-9.pdf

Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 10 February 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 17,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 8 February 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	10,000,000	4,500,000	2,500,000
Highest price paid per Share (pence):	414.3000	414.3000	414.2500
Lowest price paid per Share (pence):	406.3500	406.4000	406.4500
Volume weighted average price paid per Share (pence):	409.8644	409.8599	409.8661

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	409.8644	10,000,000
Cboe (UK) - BXE	409.8599	4,500,000
Cboe (UK) - CXE	409.8661	2,500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3557B_1-2022-2-10.pdf

Exhibit 1.7

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.103	77
d)	Aggregated information - Volume - Price - Total	77 £4.103 £315.93
e)	Date of the transaction	10 February 2022
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief financial officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.103	90
d)	Aggregated information - Volume - Price - Total	90 £4.103 £369.27
e)	Date of the transaction	10 February 2022
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.8

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 11 February 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 17,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 8 February 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	10,000,000	4,500,000	2,500,000
Highest price paid per Share (pence):	419.1000	419.0500	419.1000
Lowest price paid per Share (pence):	406.7000	407.7000	406.7000
Volume weighted average price paid per Share (pence):	413.3268	413.1603	413.1418

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	413.3268	10,000,000
Cboe (UK) - BXE	413.1603	4,500,000
Cboe (UK) - CXE	413.1418	2,500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4957B_1-2022-2-11.pdf

Exhibit 1.9

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 14 February 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 11,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 8 February 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,500,000	3,500,000	2,000,000
Highest price paid per Share (pence):	416.3500	416.4500	416.2500
Lowest price paid per Share (pence):	398.3000	398.3000	398.3000
Volume weighted average price paid per Share (pence):	404.7731	405.1560	405.1699

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	404.7731	5,500,000
Cboe (UK) - BXE	405.1560	3,500,000
Cboe (UK) - CXE	405.1699	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6440B_1-2022-2-14.pdf

 Exhibit 1.10

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 15 February 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 10,750,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 8 February 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,750,000	4,000,000	2,000,000
Highest price paid per Share (pence):	405.6500	405.6500	405.6500
Lowest price paid per Share (pence):	389.3500	389.3500	389.3500
Volume weighted average price paid per Share (pence):	397.5072	397.6347	397.6414

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	397.5072	4,750,000
Cboe (UK) - BXE	397.6347	4,000,000
Cboe (UK) - CXE	397.6414	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7890B_1-2022-2-15.pdf

 Exhibit 1.11

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 16 February 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 10,600,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 8 February 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,500,000	4,100,000	2,000,000
Highest price paid per Share (pence):	405.6500	405.6500	405.5500
Lowest price paid per Share (pence):	396.0500	396.0500	396.0500
Volume weighted average price paid per Share (pence):	401.2648	401.2034	401.1939

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	401.2648	4,500,000
Cboe (UK) - BXE	401.2034	4,100,000
Cboe (UK) - CXE	401.1939	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9224B_1-2022-2-16.pdf

 Exhibit 1.12

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

EDIP Deferred 2021 award

BP p.l.c. (the "Company") announces that on 16 February 2022 the following conditional share awards (the "Awards") were made to the executive directors under the bp Executive Directors' Incentive Plan (the "Plan").  The Awards represent fifty per cent of the 2021 annual bonus which is required to be deferred into ordinary shares. The Awards were made in accordance with the rules of the Plan and the directors' remuneration policy (the "Policy") which were approved by shareholders on 27 May 2020. The executive directors will be entitled to the value of reinvested dividends on those ordinary shares which vest.

Number of shares subject to award

Name                                 Award

Bernard Looney               292,902 ordinary shares

Murray Auchincloss        164,569 ordinary shares

These awards will vest in 1Q 2025 in accordance with the rules of the Plan.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	292,902 conditional share units (in the form of ordinary shares) awarded under the bp Executive Directors' Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	292,902
d)	Aggregated information - Volume - Price - Total	292,902 Nil consideration. Market value £4.0375 Nil. Market value £1,182,591.83
e)	Date of the transaction	16 February 2022
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Murray Auchincloss
2	Reason for the notification
a)	Position/status	Chief financial officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	164,569 conditional share units (in the form of ordinary shares) awarded under the bp Executive Directors' Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	164,569
d)	Aggregated information - Volume - Price - Total	164,569 Nil consideration. Market value £4.0375 Nil. Market value £664,447.34
e)	Date of the transaction	16 February 2022
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

 Exhibit 1.13

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired pursuant to the release of Restricted Share Units under the bp Individual Share Value Plan, following adjustments for tax, dividends and expenses.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	93,803
d)	Aggregated information - Volume - Price - Total	93,803 Nil consideration (market value £4.0375) Nil (market value £378,729.61)
e)	Date of the transaction	16 February 2022
f)	Place of the transaction	Outside a trading venue
1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired pursuant to the release of Restricted Share Units under the bp Group Share Value Plan, following adjustments for tax, dividends and expenses.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	64,723
d)	Aggregated information - Volume - Price - Total	64,723 Nil consideration (market value £4.0375) Nil (market value £261,319.11)
e)	Date of the transaction	16 February 2022
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Vesting of restricted share units pursuant to the bp Restricted Share Plan II award made in 2018, after adjustments for tax, dividends and expenses.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	70,103
d)	Aggregated information - Volume - Price - Total	70,103 Nil consideration (market value £4.0375) Nil (market value £283,040.86)
e)	Date of the transaction	16 February 2022
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Murray Auchincloss
2	Reason for the notification
a)	Position/status	Chief financial officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (each representing 6 ordinary shares of $0.25) US0556221044
b)	Nature of the transaction	Shares acquired pursuant to the release of Restricted Share Units under the bp Individual Share Value Plan, following adjustments for tax, dividends and expenses.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	11,095
d)	Aggregated information - Volume - Price - Total	11,095 Nil consideration (market value $32.48) Nil (market value $360,365.60)
e)	Date of the transaction	16 February 2022
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Murray Auchincloss
2	Reason for the notification
a)	Position/status	Chief financial officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (each representing 6 ordinary shares of $0.25) US0556221044
b)	Nature of the transaction	Shares acquired pursuant to the release of Restricted Share Units under the bp Group Share Value Plan, following adjustments for tax, dividends and expenses.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	5,992
d)	Aggregated information - Volume - Price - Total	5,992 Nil consideration (market value $32.48) Nil (market value $194,620.16)
e)	Date of the transaction	16 February 2022
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief financial officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired pursuant to the release of Restricted Share Units under the bp Share Value Plan, following adjustments for tax, dividends and expenses.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	1,820
d)	Aggregated information - Volume - Price - Total	1,820 Nil consideration (market value £4.0375) Nil (market value £7,348.25)
e)	Date of the transaction	16 February 2022
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

 Exhibit 1.14

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 17 February 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 10,150,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 8 February 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,350,000	3,800,000	2,000,000
Highest price paid per Share (pence):	402.0000	402.0000	402.0000
Lowest price paid per Share (pence):	392.7000	392.5500	392.7000
Volume weighted average price paid per Share (pence):	397.0012	397.0561	397.0780

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	397.0012	4,350,000
Cboe (UK) - BXE	397.0561	3,800,000
Cboe (UK) - CXE	397.0780	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0579C_1-2022-2-17.pdf

 Exhibit 1.15

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 18 February 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 10,250,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 8 February 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,450,000	3,800,000	2,000,000
Highest price paid per Share (pence):	400.1000	400.0500	400.0500
Lowest price paid per Share (pence):	391.1500	391.1500	391.1500
Volume weighted average price paid per Share (pence):	394.1741	394.2507	394.2781

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	394.1741	4,450,000
Cboe (UK) - BXE	394.2507	3,800,000
Cboe (UK) - CXE	394.2781	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1936C_1-2022-2-18.pdf

 Exhibit 1.16

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 21 February 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 10,083,227 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 8 February 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,150,000	2,933,227	2,000,000
Highest price paid per Share (pence):	393.3500	393.3500	393.3500
Lowest price paid per Share (pence):	383.7000	383.7000	383.7000
Volume weighted average price paid per Share (pence):	389.3299	389.3892	389.3782

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	389.3299	5,150,000
Cboe (UK) - BXE	389.3892	2,933,227
Cboe (UK) - CXE	389.3782	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3387C_1-2022-2-21.pdf

 Exhibit 1.17

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 22 February 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 10,250,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 8 February 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,250,000	4,000,000	2,000,000
Highest price paid per Share (pence):	396.1000	395.8500	396.1000
Lowest price paid per Share (pence):	384.4500	384.0500	384.9000
Volume weighted average price paid per Share (pence):	390.7492	390.7905	390.8595

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	390.7492	4,250,000
Cboe (UK) - BXE	390.7905	4,000,000
Cboe (UK) - CXE	390.8595	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4864C_1-2022-2-22.pdf

 Exhibit 1.18

BP p.l.c.
Director Declaration

BP p.l.c. announces that Tushar Morzaria, Non-Executive Director of BP p.l.c. will retire as Group Finance Director and as an Executive Director of Barclays PLC and Barclays Bank PLC, in each case with effect from 22 April 2022.

This notice is given in fulfilment of the obligation under paragraph 9.6.14R (2) of the Listing Rules.

 Exhibit 1.19

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 23 February 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 10,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 8 February 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,000,000	3,000,000	2,000,000
Highest price paid per Share (pence):	389.1000	388.5500	388.5500
Lowest price paid per Share (pence):	380.4500	380.5500	380.5000
Volume weighted average price paid per Share (pence):	384.4037	384.4203	384.4220

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	384.4037	5,000,000
Cboe (UK) - BXE	384.4203	3,000,000
Cboe (UK) - CXE	384.4220	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6285C_1-2022-2-23.pdf

Exhibit 1.20

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 24 February 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 10,250,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 8 February 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,250,000	3,000,000	2,000,000
Highest price paid per Share (pence):	377.8500	377.8000	377.8000
Lowest price paid per Share (pence):	361.6000	361.6500	361.6500
Volume weighted average price paid per Share (pence):	369.4038	369.3631	369.3597

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	369.4038	5,250,000
Cboe (UK) - BXE	369.3631	3,000,000
Cboe (UK) - CXE	369.3597	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7820C_1-2022-2-24.pdf

Exhibit 1.21

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 25 February 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 10,250,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 8 February 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,250,000	3,000,000	2,000,000
Highest price paid per Share (pence):	379.2500	379.2500	379.2500
Lowest price paid per Share (pence):	370.0000	364.8000	364.7500
Volume weighted average price paid per Share (pence):	375.1408	374.7201	374.6914

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	375.1408	5,250,000
Cboe (UK) - BXE	374.7201	3,000,000
Cboe (UK) - CXE	374.6914	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9338C_1-2022-2-25.pdf

Exhibit 1.22

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 28 February 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 10,750,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 8 February 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,750,000	2,500,000	1,500,000
Highest price paid per Share (pence):	364.6000	364.7500	364.6500
Lowest price paid per Share (pence):	350.2500	350.2500	350.3500
Volume weighted average price paid per Share (pence):	356.9122	356.6808	356.7306

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	356.9122	6,750,000
Cboe (UK) - BXE	356.6808	2,500,000
Cboe (UK) - CXE	356.7306	1,500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1038D_1-2022-2-28.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 March 2022
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary